Exhibit 4.3



The following Section 5(f) was added to Article VII of the Tax Efficient Savings Plan for Hourly Employees, effective April 8, 2005.


    "(f)  Fiduciary Claims

          A claim by a Participant alleging breach of fiduciary duty by any Plan fiduciary shall be subject to the following claim procedures.

          1. A claimant shall make a claim alleging breach of fiduciary duties by filing a written claim with the Plan Administrator. The claim must specifically set forth the facts concerning the alleged breach and must clearly identify the Plan fiduciary who claimant alleges has committed a fiduciary breach. The claim shall cite the legal basis for the allegation of fiduciary breach and shall set forth the remedy that the claimant requests on behalf of the Plan.

          2. The Plan Administrator shall review the claim and make a determination within ninety (90) days from the date the claim is received. Such notice shall be deemed given upon mailing, full postage prepaid in the United States mail or if provided electronically to the claimant. Any actual denial of a claim shall be written and set forth in a manner calculated to be understood by the claimant. The denial of the claim shall include the elements set forth in section (d) above. If the Plan Administrator determines that an extension of time for processing is required, written notice of the extension shall be furnished to the claimant prior to the termination of the initial ninety
               (90) day period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Plan Administrator expects to render the determination. At the Plan Administrator's discretion, the claim may be referred to the Committee or the Senior Vice President - General Counsel for review.

          3.   In the  event  that the  Plan  Administrator  denies  a claim,  a claimant may (i) request a review upon appeal by written application to the Committee; (ii) review pertinent Plan documents; and (iii) submit issues and comments in writing. A claimant must request a review upon appeal of the denial of the claim by the Plan Administrator under this Plan within sixty (60) days after the Participant receives written notification of denial of the claim. The appeal will be considered at the Committee's next regularly scheduled meeting. If the appeal is filed within thirty (30) days of the next meeting, a decision by the Committee, as appropriate, shall be made by the second meeting after receipt of the Participant's request for review. Under special circumstances, an extension of time for processing may be required, in which case a decision shall be rendered by the date of the third meeting. If an extension is required because information is incomplete, the review period will be tolled from the date the notice was sent to the date the information is received. In the event such an extension is needed, written notice of the extension shall be provided to the claimant prior to the commencement of the extension. In reviewing the claim, the Committee may retain experts or other independent advisors. In such event, an extension of time for processing may be required but a decision on the appeal shall be made as soon as is

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               reasonably practicable under the circumstances. Written notice of the decision will be made to the claimant not any later than five
               (5) days after the decision has been made by the Committee. At the Committee's discretion, an appeal from a denial of the claim by the Plan Administrator, or a referral of a claim directly to the Committee by the Plan Administrator, may be referred to the Senior Vice President - General Counsel for review.

          4. When a claim for breach of fiduciary duty, or an appeal from a denial of a fiduciary duty claim under Section 3 or 4 above, is referred to the Senior Vice President -General Counsel, he/she shall have full authority and sole discretion to determine the manner in which to discharge his/her responsibility with respect to the review of the claim or the appeal. This includes, but is not limited to, retaining the responsibility to review the claim or appeal, appointing an independent fiduciary, seeking a declaratory judgment in federal court, or seeking review of the claim or appeal by an existing or specially appointed committee of the Board. The Senior Vice President -General Counsel, or any person who is responsible for making the decision with respect to the claim or appeal as determined by the Senior Vice President-General Counsel as described above ("Appointee"), may retain experts or other independent advisors in his/her sole discretion with respect to review of the claim or appeal. The claim or appeal shall be reviewed on the basis of the written record submitted by the Participant and the record developed by the Plan Administrator, if any.

          5. A decision shall be made as soon as reasonably practicable under the circumstances. Written notice of the decision will be made to the claimant not any later than five (5) days after the decision has been made. The decision on review shall be in writing in a manner calculated to be understood by claimant, and include (i) the specific reason or reasons for the denial; (ii) specific reference to pertinent Plan provisions on which the denial is based along with a copy of such Plan provisions or a statement that one will be furnished at no charge upon the claimant's request; (iii) a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, copies of, all documents, records, and other information relevant to the claimant's claim; and (iv) a statement of the claimant's right to bring a civil action under Section 502(a) of ERISA following an adverse determination on review. The Plan
               Administrator, Committee, the Senior Vice President - General Counsel or the Appointees each severally shall have full power and discretion under the Plan to consider Participant fiduciary claims. Decisions of the Committee, the Senior Vice President -General Counsel or the Appointees, as the case may be, are final and conclusive and are only subject to the arbitrary and capricious standard of judicial review and shall bind and may be relied upon by the Participants, beneficiaries, or the estate or legal representative thereof, the Trustee and all other parties in interest."

2.  Amend Section 5(e) to provide as follows:

    "(e)  Exhaustion Requirement and Limitation on Claims

          No legal action may be brought by a Participant, dependent, beneficiary, or the estate or legal representative thereof for entitlement to benefits under the Plan or breach of fiduciary duty until after the claims and appeals procedures of the Plan have been exhausted. Unless a different period of limitation is specifically provided under ERISA, any claim under the Plan must be brought no later than two years after such claim has accrued in order for the review authorities to conduct a timely and effective investigation

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          of the claim. For matters not  specifically  addressed in this Section
          5, no other actions may be brought against the Plan more than six months after such claim has accrued."







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